Exhibit 99.2

BEST Inc. Announces Agreement to Raise US$150 Million to Support Continued Growth

HANGZHOU, China, May 28, 2020 — BEST Inc. (NYSE: BEST) (“BEST” or the “Company”), a leading integrated smart supply chain solutions and logistics services provider in China, today announced that it has signed a definitive agreement with Alibaba.com Hong Kong Limited (the “Investor”), an entity affiliated with Alibaba Group Holding Limited (“Alibaba Group”), one of the Company’s principal shareholders, pursuant to which the Company will issue and sell convertible senior notes due 2025 (the “Notes”) in an aggregate principal amount of US$150 million to the Investor (the “Notes Transaction”). The Company and Alibaba Group expect to close the Notes Transaction on or about June 4, 2020, subject to the satisfaction of customary closing conditions.

The Company intends to use the proceeds from the Notes Transaction for general corporate purposes.

Johnny Chou, BEST’s Chairman and CEO, commented, “We’re appreciative of the continued support of our investors during the extraordinary market conditions. The financing will strengthen BEST’s balance sheet and liquidity while provide us abundant resources to further develop our technology-enabled platform and improve our services for customers. As the growth of e-commerce accelerates in China and beyond, we are confident to scale and succeed in an environment of increased demand for integrated supply chain and logistics solutions where BEST is a competitive leader.”

The Notes will bear interest at a rate of 4.5% per year, payable semi-annually in arrears on July 1 and January 1 of each year, beginning on January 1, 2021. The Notes will mature on the fifth anniversary of the issuance date of the Notes, unless earlier repurchased, redeemed or converted in accordance with their terms prior to such date. The Company may not redeem the Notes prior to maturity, unless certain changes in tax law or related events occur. Holders of the Notes may require the Company to repurchase all or part of their Notes during the 90-day period starting from the third anniversary of the Notes issuance, or in the event of certain fundamental changes, in each case at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus any accrued and unpaid interest to, but excluding, the repurchase date or the fundamental change repurchase date, as the case may be. The Notes will be convertible into Class A ordinary shares, of par value US$0.01 per share, of the Company (directly or in the form of the Company’s American Depositary Shares), at the option of the holders during the conversion period as agreed by the Company and the Investor. The initial conversion rate of the Notes is at least 16,000 Class A ordinary shares per US$100,000 principal amount of Notes and is subject to adjustment under the terms of the Notes.

The Notes will be issued and sold to Alibaba Group outside the United States in reliance on Regulation S under the Securities Act of 1933, as amended (the “Securities Act”). The Notes and the Class A ordinary shares deliverable upon conversion of the Notes have not been registered under the Securities Act or any state securities laws.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as BEST’s strategic and operational plans, contain forward-looking statements. BEST may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about BEST’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: BEST’s goals and strategies; BEST’s future business development, results of operations and financial condition; BEST’s ability to maintain and enhance its ecosystem; BEST’s ability to continue to innovate, meet evolving market trends, adapt to changing customer demands and maintain its culture of innovation; fluctuations in general economic and business conditions in China and other countries in which BEST operates, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in BEST’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and BEST does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

ABOUT BEST INC.

BEST Inc. (NYSE: BEST) is a leading integrated smart supply chain solutions and logistics services provider in China. Through its proprietary technology platform and extensive networks, BEST offers a comprehensive set of logistics and value-add services, including express and freight delivery, supply chain management and last-mile services, truckload service brokerage, international logistics and financial services. BEST’s mission is to empower business and enrich life by leveraging technology and business model innovation to create a smarter, more efficient supply chain. For more information, please visit: http://www.best-inc.com/en/.

INVESTOR AND MEDIA CONTACTS

BEST Inc.

Investor Relations Team

E-mail: ir@best-inc.com

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

E-mail: best@tpg-ir.com

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: best@tpg-ir.com